September 26, 2025

David Schulz
Executive Vice President and Chief Financial Officer
WESCO International, Inc.
225 West Station Square Drive Suite 700
Pittsburgh PA 15219

       Re: WESCO International, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-14989
Dear David Schulz:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services